UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 10-SB

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                                BOOMERS.COM, INC.
                 (Name of Small Business Issuer in its charter)

            FLORIDA                            65-0828889
(State or other jurisdiction of     (I.R.S. Employer Identification No.)
 incorporation or organization)

 #178 14136 WOODINVILLE DUVALL RD                           98072
      WOODINVILLE, WA                                     (Zip Code)
(Address of principal executive offices)

                Issuer's telephone number: (425) 486-4882
                       --------------------------------
         Securities to be registered under Section 12(b) of the Act:

  Title of each class            Name of each exchange on which each
  to be so registered            class is to be registered
  -------------------            ------------------------------------
    COMMON SHARES                               NASD

         Securities to be registered under Section 12(g) of the Act:

                                     -NONE-

Item 10. Recent Sales of Unregistered Securities
         Furnish the information required by Item 701 of Regulation S-B.

Item 11. Description of Securities
         Furnish the information required by Item 202 of Regulation S-B.

Item 12. Indemnification of Directors and Officers
         Furnish the information required by Item 702 of Regulation S-B.

Item 13. Financial Statements
         Furnish the information required by Item 310 of Regulation S-B.

Item 14. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure
         Furnish the information required by Item 304 of Regulation S-B.

Item 15. Financial Statements and Exhibits
         (a) List separately all financial statements filed as part of the registration statement.
         (b) Furnish  the e xhibits required by Item 601 of Regulation S-B.

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant causes this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 BOOMERS.COM, INC.
                                                      (Registrant)

Date March 26, 1999                              By /s/ SIGNATURE ILLEGIBLE
                                                       (Signature)

FORM 10-SB
BOOMERS.COM, INC.

Item 1(a) Business Development:

The Company was incorporated in the State of Florida on April 3rd, 1998 under the name E Z Street Technologies, Corp. On September 8th, 1998, the Company changed its name to Haig, Inc. and increased its authorized capital to 100,000,000 common shares with a par value of $.0005 each. The Company had no operating history prior to this name change. On June 5, 1998, the Company entered into an agreement with Basic Organization of Middle Economic Resurgence Society Inc. ("Boomers"), pursuant to which the Company would acquire the current operations of Boomers. On March 5, 1999, the Company changed its name to Boomers.com, Inc.

ITEM 1(b) BUSINESS OF ISSUER:

Through the use of the Internet, the Company intends to establish itself as a leading affinity marketing organization and representative spokesman for the baby boomer generation. The business, which the Company acquired from Boomers, was designed to emulate and improve upon the best features of the highly influential American Association of Retired Persons (AARP), one of the largest and most successful affinity marketing organizations in the world. The Company is focused on the largest distinct generation in America, the baby boomers, which includes over 76 million persons of every race, creed and socioeconomic background. The Company will market using traditional marketing approaches through newspaper ads and radio and television spots as well as through the Internet. The Internet now has 56 million adults logged on, which is estimated to increase to 72 million within a year.

The Company's mission is to be a focal point for:

     political, social and economic activism for the baby boomer generation; technologically empowered grass roots self-advocacy (i.e. accountable representation through an" Electronic Town Hall"); and discounted products and services to the boomers generation.

Since the official opening of the Boomers web site in September 1998, the Company has contracted with insurance and financial services vendors, travel service providers and Internet service providers. The Company does not at this time intend to market a product or service of its own beyond those provided by external vendors. The Company will contract with vendors of above average products and services who will bill and deliver their products and services to the members of the Company. The products and services that will be immediately available can be grouped in the following six categories:

     a) financial products and services including credit cards, investments, insurance and mortgages;

     b) travel services including discounted air fares, car rentals and cruise lines;

     c) Internet products and services including discounted web hosting, dialup, web design;

     d) communication products including prepaid calling cards, TV satellite dishes, Internet access;

     e)   computer software and hardware; and

     f)   representational advocacy.

The Company intends to continually update and increase the array of products that will be available to members such as:

     o    shop-by-computer at home services;

     o    shop-by-computer prescription purchasing services;

     o computer and software purchasing, installation and maintenance services including Internet hook-up;

     o national and international travel packages offered by hotels and cruise lines;

     o    a unique "write your own ticket pay per mile flown".

     o an automobile travel club and automobile buying service will offer the best prices for lease and purchase;

     o    rental cars;

     o    telephone services; and

     o recreational packages including but not limited to golf, tennis and skiing.

The Company's. website can be found on the web at WWW.BOOMERS.COM.

The Company has a wide range of suppliers of goods and services willing to market via the Company's website. E-commerce is still in its infancy and most companies are looking for Internet access for their products. The Company is able to provide that access via its Internet site. While providing its members with numerous goods and services at discount prices commensurate with the size of the buying group, the Company is also able to provide suppliers with a consumer audience in a specific target demographic - baby boomers.

The Company has registered the URL's BOOMERS.COM, Boomers.org, and Boomersvoice.com. No other entity may use these names.

The Company has spent in excess of $700,000 in the past year on the development and implementation of its website and marketing plan. Further, in the two previous years, Boomers had spent in excess of $350,000 on market research and development of the first business plan.


The Company currently has 7 full time employees.

Item 2.  Management's Discussion and Analysis or Plan of Operation

a)  Plan of Operation:

PHASE I

During its startup phase from September to December 1997 Boomers conducted an initial study using only the Internet. The cost of creating the initial first BOOMERS web presence with a functioning database and registration on three search engines was approximately $10,000.

Following the initial study, the founders raised Phase I funding of $350,000. This funding covered the initial phase of development and a marketing campaign that used a three-pronged strategy:

     1. Obtain an initial set of vendors, which would be both useful and attractive to prospective members.

     2. Construct an effective Internet marketing tool relay the concept to the targeted demographic.

     3. Recruit the staff necessary to carry out commercialization project of Phase II.

At the close of Marketing Plan Phase I, the following steps have been finalized or are in end-stage negotiation:

     o    A promotional contest created to attract members

     o    Alamo Rent-A-Car signed as a vendor with discounts for all members

     o An Internet Service Provider (ISP) signed as a vendor to offer discounted services to registered members

     o A web design company contracted as a vendor to offer discounted services to members

     o IngramMicro was signed as a fulfillment house for computer software and hardware sales, including Hewlett-Packard, IBM, and Microsoft products.

     o    Extended health services plan secured

     o Group Legal Services contracted to provide a legal services plan to members

     o Free coffee secured at Denny's restaurants, a long standing feature of AARP

     o    Travel packages made available through Travel Hound Travel Services

     o    Internet home mortgage discounts negotiated through Home 123 with Bob
          Villa

     o    Free vacation packages awarded through Air-Land-Sea

     o Telephone prepaid long distance card and 1+ long distance services now available for purchase

     o    Internet shopping mall discounts secured

     o    Restaurant discount packages secured

     o    Hotel discount packages secured.

PHASE II

The Company has raised an additional $500,000 to continue the development of the web site and initial marketing. The Company has commissioned a strategic marketing and communication firm to develop Phase II of the marketing plan. The plan will encompass both traditional communication vehicles and new electronic ones.

The significance of the shift in technology to the Internet cannot be underestimated as the Company seeks to reach and empower its millions of prospective constituents.

The second phase of the Marketing Plan will emphasize more research on the target audience and a coordinated schedule of marketing, advertising, public relations and community outreach strategies. Some of the tactics that may be used are listed below.

INTERNET

The Internet makes possible electronic workshops, educational forums and discussion groups. Low cost, high quality video/audio can be accessed by millions of users in the targeted demographic group. Prospective members will be able to sample products and join online.

WEB SITE

"boomers.com", the Company's website, will be a "home port" from where the user can travel to many other web sites on the Internet. Information useful to Baby Boomers, such as the Company's advertisers, the Congressional web site, the White House web site, and university libraries and others will be made available and capture visitors through links.

ADVERTISING

The Company's goal is to associate baby boomers with BOOMERS.COM, INC. To accomplish this branding goal, the Company will use a combined approach of high and low tech advertising.

SPEAKER BUREAUS/RADIO AND TV TALK SHOWS

In addition to standard advertising practices, the Company will seek to gain considerable recognition through regional conferences and conventions. The Speakers Bureau will "book" representatives as guests on radio and TV talk shows and speakers for service club luncheons throughout the U.S.

PROMOTIONAL GIVEAWAYS

The Company will offer a line of collateral material that will include ties, caps, bumper stickers and other articles of interest to the membership. This material will promote brand identity.

BROADCAST TELEVISION AND TARGETED CABLE

Probably the most exciting, cost-effective marketing tool for national exposure is the ability to target the Company into subject specific programming.

MEDIA RELATIONS

The Company will develop a sustained public relations effort, with ongoing contact between key editors and top-level personnel at media outlets of interest.

ISSUES MANAGEMENT AND LOBBYING

The Company will develop a regular and consistent ISSUE update program for the major target media, keeping key editors abreast of current issues that members are engaged in, as well as new products/services being introduced.

IMPLEMENTATION

The primary interface between the Company and its constituents is the web site. Because the web site is such an integral part of the Company's identity, the Company's focus will be the web site's structure and design.

From the home page, the web site will link to several satellite sites. These sites will initially include the Hub (or home page), Business, Health, Living Well, Personal Finance, Recreation and Social Issues. Each satellite site may have several related sub-topics within it and are called "sub-sites."

Each satellite site will contain the following components:

     o Filtered news summaries and product evaluations that matter to members. This service takes the burden of information overload away from the member.

     o A columnist who may be the site editor or a content expert who responds to member questions and contributes a monthly column.

     o Guest columnists who are experts and authors on the topic solicited by the editor.

     o    Topic-related products and services offered at discount to members.

     o    Live chat room in each topic area.

     o    User Group bulletin board.

     o    Links to related sites.

     o    Advertising from topic-related vendors, as a revenue stream.

     o An editor focused on the development of the scope of that topic at the site.

As the structure expands, the Company anticipates staffing requirements of up to 30 employees during the first 12 months of operations. These additional staff members will be needed to operate and manage the individual satellite sites. Head office administrative and marketing staffing requirements will also increase accordingly.

While the Company has sufficient funds for its current operations, in order to implement the expanded plan of operations as described above, the Company expects to have to raise an additional $5,000,000. These funds will be used primarily for marketing, as no significant purchase of assets is contemplated.

Item 3.  Description of Property

The Company maintains its operational offices at:

12605 N.E. 187th Street, Suite 2201
Bothell, Washington  98011

These premises are rented on a month to month basis. The Company's web server is located at the offices of a web-hosting and design company, Synchronicity Incorporated, in Bellevue, Washington. Synchronicity Incorporated offers a fee based hosting service to Internet companies as well as providing the T1 through T3 communication lines.

Item 4.  Security Ownership Of Certain Beneficial Owners and Management

             a)  Security Ownership of Certain Beneficial Owners

----------------------------------------------------------------------------------------------
                                                             Amount and Nature      Percentage
Title of Class    Name and Address of Beneficial Owner      of Beneficial Owner      of Class
--------------    ------------------------------------      -------------------     ----------
Common           Harvey Underdahl                                2,664,443            24.67%
                 1555 N.E. 39th Street
                 Fort Lauderdale, Florida 33334

Common           Daniel Williams                                 1,220,000            11.3%
                 12810 N.E. 185th  Street
                 Bothell, Washington 98011

Common           Servicios de Enlace Mercantil Int. S.A.           800,000             7.4%
                 Suite 121, Centro Comercial El Pueblo,
                 San Jose, Costa Rica

----------------------------------------------------------------------------------------------

Item 4 (cont.)
b) Security Ownership Of  Management

----------------------------------------------------------------------------------------------
                                                             Amount and Nature      Percentage
Title of Class    Name and Address of Beneficial Owner      of Beneficial Owner      of Class
--------------    ------------------------------------      -------------------     ----------
Common            J. Graham Douglas                             100,000 direct          1.85%
                  PO Box 267, BCM Cape Building,                100,000 indirect
                  Providenciales, Turks and Caicos, BW

Common            Harvey Underdahl                            2,664,443 direct         24.67%
                  1555 N.E. 39th Street
                  Fort Lauderdale, Florida 33334

Common            Daniel Williams                             1,220,000 direct         11.3%
                  12810 N.E. 185th Street
                  Bothell, Washington 98011

Common            Trudi Omanskyon                                32,000 direct            .3%
                  1555 N.E. 39th Street
                  Fort Lauderdale, Florida 90210

Common            Andrew Beersmon                               200,000 direct           1.85%
                  Apdo 2220, 1000
                  San Jose, Costa Rica

                  All Directorsoand Officers                  4,316,443                 39.97%
                    (6 persons)

----------------------------------------------------------------------------------------------

     (c) Changes in Control:

          There are currently no agreements whereby a change of control of the Company could occur.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

a) Identify directors and executive officers:

       NAME             AGE           POSITION
       ----             ---           --------
 J. Graham Douglas    - 51 -    director, CEO
 Andrew Beers         - 41 -    director, Secretary
 Harvey Underdahl      -54 -    Vice President  Issues & Advocacy
 Daniel Williams      - 49-     Vice President Information Technology
 Trudi Omansky        - 52 -    Vice President Web Site Management & Editorial
 Harrison Margolin    - 46 -    Vice President Internet Commerce

Mr. Beers has served as a director of the Company since August 18,1998. Mr. Douglas became a director on September 10,1998.

Brief Description of the Business Experience of the Directors and Executive
Officers:

MR. DOUGLAS has served as both director and CEO of the Company since September 10, 1998. He is an experienced business executive with 25 years of financial and operational management. After graduating in 1970 with a Bachelor of Commerce Honors degree from the University of Manitoba, Canada, Mr. Douglas was employed by two large Canadian banks in the area of corporate finance. From 1978 through 1985 Mr. Douglas was involved in the real estate development and construction industry in a financial capacity . From 1986 through 1992 , Mr. Douglas was the chief operating officer of a large Canadian transportation, warehousing, freight forwarding and sea terminal operator. In this capacity he oversaw the restructuring of the companies' operations and the eventual sale of the various operating entities. Since 1992 Mr. Douglas has been active as a business consultant in the area of corporate restructuring, mergers and acquisitions, corporate finance and public offerings. Mr. Douglas has invested in and become a director and officer of several public companies through these activities. These companies were in the beverage industry, the food industry, the clothing industry, the tourism industry, the real estate industry and the mining and exploration industry.

MR. BEERS has served as a director of the company since August 8, 1998, and as Secretary/Treasurer since September 10,1998. For the past 10 years, Mr. Beers has been employed as a management consultant. Through his employment with Canberra Financial Inc., Mr. Beers works with emerging growth corporations, assisting them with their initial corporate structure, raising of seed and expansion capital, and assisting them with their regulatory reporting requirements in preparation for seeking a public listing of their shares.

MR. UNDERDAHL, who co - founded and developed the initial concepts of Boomers.com, in its predecessor company, Basic Organization Of Middle Economic Resurgence Society, Inc. (BOOMERS). From BOOMERS inception in 1995, Mr. Underdahl developed an initial beta-site test of the business concept, developed vendor contracts, and established an initial marketing plan. Prior to his work with BOOMERS, Mr. Underdahl was employed as Regional Sales Director of Tri-O Chemical Corporation, in Fort Lauderdale, Florida from 1994 through to June 1998 when BOOMERS became a full time commitment.

MR. WILLIAMS, who co-founded BOOMERS, was responsible for the design of the logistical and technical infrastructure. He continues with the Company as head of the Web site development team and all technological interface. For the 10 years prior to joining Boomers.com on a full time basis, Mr. Williams was a self employed computer systems analyst and architect. His client list included Plexus, MTC, FDSI, Lockheed MSD, Trident Systems and Microsoft.

MS. OMANSKY joined the Company in July 1998. From October 1997 Ms Omansky served as Regional Manager for Professional Services with BancTec/Plexus. While there she built a Continuous Improvement Process from no set of standard operating procedures to ISO-certifiable quality processes. From 1994 to 1997, Ms. Omansky served as a Business Consultant/Advisory Systems Engineer for GTE Telephone operations in Tampa Florida. Ms. Omansky holds a Doctor of Education, Business Systems from Nova University in Fort Lauderdale.

MR. HARRISON MARGOLIN joined the Company in August of 1998. Prior to that time he was employed as a bond trader and Series 7 broker with J W Charles Securities. Mr. Margolin brings to the Company many years of experience and contacts in the area of corporate commerce.

     5) None of the Company's officers or directors holds any other directorships in reporting companies.


b)   There are no significant employees other than those described above.

c)   There are no family relationships among any directors or executive officers

d) During the past 5 years none of the directors or executive officers has been the subject of any criminal legal proceedings, securities related proceedings of any kind, or served as a general partner or executive officer of a corporation which has filed or had filed against it a bankruptcy petition.

Item 6  Executive Compensation

SUMMARY COMPENSATION TABLE

Name and Principal Position     Year        Salary          Other Compensation
---------------------------     ----        ------          ------------------
J. Graham Douglas*
CEO and Director                1998          -0-                $42,000

Daniel Williams
Vice President                  1998        $42,000                -0-
Information Technology

Harvey Underdahl
Vice President                  1998        $42,000                -0-
Issues and Advocacy

Trudi Omansky
Vice President                  1998        $42,000                -0-
Website Management and
Editorial

Harrison Margolin
Vice President
Commerce                        1998          -0-                 $33,000

*Mr. Douglas is paid indirectly through a contract with Antaries Investments Ltd., a company controlled by Mr. Douglas. Antaries Investments Ltd. provides financial, research, and other administrative services to the Company, as well as the management services of Mr. Douglas.

The Company has no other bonus, long term incentive plans, or stock appreciation rights accruing or payable to any employee, officer or director.
The Company has not granted any stock options.

Item 7 Certain Relationships and Related Transactions

The Company has a services contract with Antaries Investments Ltd., a company controlled by Mr. Douglas. Antaries Investments Ltd. provides financial consulting, research, and administrative services as well as the services of Mr. Douglas. The contract is month to month, and calls for a total charge of $12,000 per month.

The Company has a services contract with Canberra Financial Corp. to provide consulting and management services with regard to the regulatory reporting requirements to become a fully reporting issuer and seek a listing on an American stock exchange. Canberra Financial is owned and controlled by Servicios de Enlace Mercantil Int. S.A., a shareholder of the Company. The contract is month to month, and calls for a total charge of $5,000 per month.

The Company has not, in the past two years, been a party to any other transactions with any persons having a direct or indirect material interest in the Company. The Company is not considering any proposed or other transaction with any related party.

Item 8.  Legal Proceedings

The Company is not currently party to any pending legal proceedings.

Item 9. Market for Common Equity

a)   There is currently no market for the Company's shares.

b) The Company has approximately 67 holders of common shares. The Company currently has no other class of security.

c)
     1.   The Company has declared no dividends on any class of common stock.

     2. There are currently no restrictions limiting the ability of the Company to pay dividends, however management views it as unlikely that any dividends will be paid in the near future.

Item 10.  Recent Sales Of Unregistered Securities

a) July 26, 1998 4,500,000 common shares were sold at a price of $.005 per share. These shares were sold for cash, and there were no commissions paid or discounts applied. The Company relied on Regulation D, Rule 504 to issue these securities.

b) March 29, 1999 1,306,269 common shares were sold at a price of $.70 per share. These shares were sold for cash , and no discounts were applied. Commissions of $45,000 were paid to one individual in the employ of the Company. The Company relied on Regulation D, Rule 504 to issue these securities.

Item 11 Description of Securities

a)   Common Stock

     1) the Company has only common shares outstanding. These shares all carry the normal voting privilege of one vote per share. The Company currently pays no dividends, and its shares carry no preemptive rights.

     2)   the Company has no current plans to issue any preferred stock

     3)   the common shareholders have no other material rights

     4) there is no provision in the charter or by-laws of the Company that would delay, defer or prevent a change in control of the company

b) the Company is not issuing any debt securities at this time. c) the Company is not registering any other form of securities. .

Item 12  Indemnification of  Directors and Officers

The Company has no charter by-laws or contract provisions or other arrangements that would limit the liability of any officer or director of the Company while he or she was acting in that capacity.

Item 13 Financial Statements.
(see attachment)

                                BOOMERS.COM INC.


                                FINANCIAL REPORT


                                DECEMBER 31, 1998

                                 C O N T E N T S



                                                           Page

INDEPENDENT AUDITORS' REPORT                                  1

FINANCIAL STATEMENTS

    Balance sheet                                             2
    Statement of operations                                   3
    Statement of changes in stockholders' equity              4
    Statement of cash flows                                   5
    Notes to financial statements                         6 - 8

To the Board of Directors
Boomers.com Inc.
Woodinville, Washington

We have audited the accompanying balance sheet of Boomers.com Inc. as of December 31, 1998, and the related statements of operations, changes in stockholders' equity, and cash flows for the period April 3, 1998 (date of incorporation) through December 31, 1998. These financial statements are the responsibility of the management of Boomers.com Inc. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boomers.com Inc. as of December 31, 1998, and the results of its operations and its cash flows for the period April 3, 1998 (date of incorporation) through December 31, 1998, in conformity with generally accepted accounting principles.





March 2, 1999

                                BOOMERS.COM INC.

                                  BALANCE SHEET
                                December 31, 1998



          ASSETS

Current Assets
   Cash .........................................................     $ 159,229
   Receivable from shareholders .................................         4,826
   Prepaid expenses .............................................         5,000
                                                                      ---------

          Total current assets ..................................       169,055

Other Assets
   Uniform resource locator .....................................        25,000
   Advances to affiliate ........................................       255,900
                                                                      ---------

                                                                        280,900
                                                                      ---------

                                                                      $ 449,955
                                                                      =========



          LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
   Accounts payable and accrued liabilities .....................     $  43,311

Stockholders' Equity
   Common stock, $.0005 par value, 100,000,000 shares
     authorized; 5,376,000 shares issued and outstanding ........         2,688
   Additional paid-in capital ...................................       596,920
   Deficit ......................................................      (192,964)
                                                                      ---------

                                                                        406,644
                                                                      ---------

                                                                      $ 449,955
                                                                      =========
                      See Notes to Financial Statements

                                BOOMERS.COM INC.

                           STATEMENT OF OPERATIONS
For the Period April 3, 1998 (Date of Incorporation) Through December 31, 1998



General and administrative expenses .......................           $ 192,964
                                                                      ---------

          Net loss ........................................           $(192,964)
                                                                      =========

Basic loss per common share ...............................           $    (.09)
                                                                      =========

                        See Notes to Financial Statements

                                BOOMERS.COM INC.

              STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY For the
     Period April 3, 1998 (Date of Incorporation) Through December 31, 1998

                                                          Retained
                                     Common   Paid-in     Earnings
                                     Stock    Capital    (Deficit)     Total
                                     ------   --------   ---------    ---------
Balance at April 3, 1998 -
   date of incorporation .........   $ --     $   --     $    --     $    --

Issuance of shares ...............    2,688    596,920        --        599,608

Net loss .........................     --         --      (192,964)    (192,964)
                                     ------   --------   ---------    ---------

Balance at December 31, 1998 .....   $2,688   $596,920   $(192,964)   $ 406,644
                                     ======   ========   =========    =========

                        See Notes to Financial Statements

                                BOOMERS.COM INC.

                             STATEMENT OF CASH FLOWS
 For the Period April 3, 1998 (Date of Incorporation) Through December 31, 1998

Cash Flows from Operating Activities
   Net Loss ......................................................    $(192,964)
   Adjustments to reconcile net loss to net cash
     used in operating activities
     Changes in assets/liabilities that provided (used) cash:
        Accounts receivable ......................................       (4,826)
        Prepaid expenses .........................................       (5,000)
        Accounts payable and accrued liabilities .................       43,311
                                                                      ---------

          Net cash used in operating activities ..................     (159,479)

Cash Flows from Investing Activities
   Acquisition of uniform resource locator .......................      (25,000)
   Advances to affiliate .........................................     (255,900)
                                                                      ---------

          Net cash used in investing activities ..................     (280,900)

Cash Flows from Financing Activities
   Issuance of common stock ......................................      599,608
                                                                      ---------

Net Increase in Cash .............................................      159,229

Cash, beginning of period ........................................         --
                                                                      ---------

Cash, end of period ..............................................    $ 159,229
                                                                      =========
                      See Notes to Financial Statements

                          NOTES TO FINANCIAL STATEMENTS



Note 1.  Organization and Description of Business

Boomers.com Inc. ("the Company") was incorporated on April 3, 1998, in Florida. The Company was created to serve the interests of people who were born between 1946 and 1964. The interests to be served include advocacy issues appropriate to this age group as well as the negotiation of service and product discounts and pricing. Membership opportunities will be offered to enable people to use the Company's services. The Company will use the internet to communicate with its members. The Company has an administrative office located near Seattle, Washington, and an advocacy office in Ft. Lauderdale, Florida.

The Company's operations have included raising working capital, acquiring an internet uniform resource locator, and obtaining pricing and/or discounting agreements with various vendors and service providers. Since revenue generating activities have not begun, no segment reporting is included in these financial statements.

Subsequent to December 31, 1998, the Company acquired the assets of another corporation including software, an internet web site, and other assets which are necessary for the Company's future business activities. During 1998, the Company advanced $255,900 to this corporation.

The purchase price for the assets included the receivable above, payment of approximately $34,000 of the corporation's liabilities and the issuance from treasury of 5,004,000 shares of the Company's common stock. The corporation has further agreed not to compete with the Company for a three-year period from the date of acquisition. This transaction will be accounted for under the purchase method in 1999.



Note 2.  Summary of Significant Accounting Policies

CASH: Cash consists of amounts held in demand deposit accounts which may be in excess of federally insured limits in the normal course.

UNIFORM RESOURCE LOCATOR: The uniform resource locator, www.boomers.com, is stated at cost which will be amortized over three years, beginning in 1999.

MEMBERSHIP DUES: Revenues from membership dues will be deferred upon receipt and revenue recognized pro rata over the life of membership.

PROMOTIONAL EXPENSE: The Company may offer inducements to acquire members. The inducements may be awarded upon the attainment of certain membership milestones. The Company will accrue an estimate of this expense ratably with each new membership.

INCOME TAXES: Income taxes are accounted for under an asset and liability approach which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. A valuation allowance is recognized for deferred tax assets not likely to be realized. Deferred taxes are measured by the provisions of currently enacted tax laws.

EARNINGS PER SHARE: Basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding in the period. Diluted earnings per share takes into consideration common shares outstanding (computed under basic earnings per share) and potentially dilutive common shares. At December 31, 1998, the Company did not have any potentially dilutive common shares. The weighted number of shares outstanding used to calculate basic earnings (loss) per share at December 31, 1998, was 2,105,473 shares. See Note 1.

USE OF ACCOUNTING ESTIMATES IN THE PREPARATION OF THE FINANCIAL STATEMENTS: The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

FAIR VALUE OF RECORDED INSTRUMENTS: The fair value of the receivable from shareholders and advances to an affiliate were estimated to approximate their recorded values based on the terms of the instruments.

NEW ACCOUNTING STANDARDS: Statement of Financial Standards No. 130, "Reporting Comprehensive Income" is effective for years beginning after December 15, 1997. The primary objective of this statement is to report and disclose a measure of all changes in equity of an entity that result from transactions and other economic events of the period other than transactions with owners. There are no elements of other comprehensive income; therefore, no disclosures are necessary beyond the statement of operations.

Statement of Financial Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" established accounting and reporting standards for derivative instruments and for hedging activities. This statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Because the Company will not engage in any derivatives or hedging activities, there should be no impact on its financial statements.



Note 3.  Income Taxes

The Company has a deferred tax asset of approximately $65,600 resulting from net operating loss carryforwards. At December 31, 1998, management believes there is uncertainty with respect to the realization of the asset and has fully reserved it.

At December 31, 1998, the Company has federal net operating loss carryforwards of approximately $193,000 which, if not used, will begin to expire in 2013.



Note 4.  Transactions With Affiliates

Prepaid expenses represents $5,000 of future consulting expenses that were paid to an entity owned by one of the shareholders.

Included in accounts payable is $36,000 of payables to a company owned by two of the shareholders. In addition, included in general and administrative expenses is $118,000 of amounts paid to companies owned by shareholders for consulting and management fees and office expenses.

                          INDEPENDENT AUDITORS' CONSENT



We consent to the use in this Registration Statement of Boomers.com Inc. on Form 10 of our report dated March 2, 1999, appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the headings "Selected Financial Data and "Experts" in such Prospectus.

March 2, 1999
Seattle, Washington

Item 14  Changes and Disagreements With Accountants

The Company's principal independent accountants have never resigned or been dismissed.

Item 15 Financial Statements and Exhibits

a)   Annual Financial Statements for the year ending December 31, 1998

b)    2.1)  Asset Purchase Agreement

      2.2)  Articles of incorporation

      2.3)  By-laws